EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

20 July 2023

NOVONIX Commissions Zero-Waste Cathode Pilot Line

All-Dry Cathode Material Performance Matches Leading Commercial Alternatives

BRISBANE, Australia, July 20, 2023 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, announced its Battery Technology Solutions division successfully completed the commissioning of its 10 tonnes per annum (TPA) cathode pilot line. The cathode pilot line’s first product, a mid-nickel grade of single-crystal cathode material (“NMC622"), produced using NOVONIX’s patent-pending, all-dry, zero-waste synthesis technology, matches the performance of leading cathode materials from existing suppliers in full-cell testing. NOVONIX will use the pilot line to further demonstrate the manufacturability of the Company’s long-life cathode materials and technology, including high-nickel (e.g., NMC811) and cobalt-free materials, along with their performance in industrial format lithium-ion cells.

Dr. Chris Burns, CEO of NOVONIX, noted, “NOVONIX’s all-dry, zero-waste cathode synthesis demonstrates our efforts to remain at the forefront of product and processing technology for the battery industry. Our Battery Technology Solutions division is actively developing innovative battery materials that enable simplified, improved performance as well as more environmentally sustainable manufacturing processes necessary for the North American battery ecosystem. This capability places us in a unique position to serve the nickel-based cathode material market, which we and industry experts believe will require over 3 million tonnes per annum and represent an over $100B market opportunity by 2030. This complements our anode material business as we look to become a major supplier of anode and cathode materials and technologies outside of Asia.”

NOVONIX increased its investment in its proprietary cathode synthesis technology over the past two years. The patent-pending process – and the innovations resulting from it – are transformational for the battery industry, decreasing processing complexity which should result in a substantial reduction in costs and waste (e.g., elimination of sodium sulfate) in the cathode manufacturing process.

The NMC622 cathode material serves as a platform to expand upon the all-dry process into high-nickel and cobalt-free chemistries, demonstrating the flexibility of the NOVONIX technology across a range of critical cathode materials. The Company previously shared performance data from their all-dry, mid-nickel cathode powder that was built into 1-Ah pouch battery cells, by leveraging their cell prototyping line, and benchmarked against commercial cathode powders of the same chemistry. The data, seen in the figure below, showed that cells containing NOVONIX all-dry, zero-waste cathode powder had similar capacity retention out to 400+ cycles as high-quality, commercial, mid-nickel, single-crystal cathode powders without any ‘finishing’ or surface treatments. Early physical property measurements of mid-nickel cathode powders produced on the 10 tpa pilot line indicate similar, if not superior, expected electrochemical performance from the scaled material.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

The positive performance results around NMC622 mark a critical step in enabling the Company to proceed with plans to scale larger test samples and begin commercial discussions with potential partners and customers for its cathode technology.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage solutions battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn, and Twitter.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our cathode technology and our plans to scale operations. We have based such statements on our current expectations and projections about

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the success of the technology results in industrial format lithium-ion cells, our ability to scale to other technologies, how discussions progress with potential buyers, and the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements and needs for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA